ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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tel 212-506-5000
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05010901

August 26, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of August 11, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel /do

Johannes K. Gäbel
U.S. Authorized Representative

Jlw 9/7

DOCSNY1:1082596.14

Press Information

Flughafen Wien Group:
Traffic growth exceeds European average and brings good results for first six months.

Vienna International Airport recorded good development in all traffic segments for the first six months of 2005. With a 7.3% increase in the number of passengers, Vienna exceeded the European average of 5.5% that was reported by Airport Council International (ACI).

In order to defend the competitive position of Vienna International Airport, price and incentive policies were further optimised. This strategic decision held the increase in turnover below the growth in traffic, with turnover recorded by the Flughafen Wien Group rising 0.6% to € 196.0 million for the first half of 2005. The increase in operating expenses remained below the development of traffic (+6.3%), while the personnel sector reflected the higher volume of activity. The higher cost of materials and services resulted primarily from purchases by Vienna Airport Infrastruktur Maintenance GmbH, and also had a direct impact on operating income through the capitalisation of internally generated assets.

Depreciation and amortisation increased 10.8% to € 26.6 million following a twofold rise in capital expenditure to € 121.4 million. As a result, income before interest and taxes (EBIT) declined 6.3% to € 51.0 million. However, net profit for the period rose 5.7% to € 39.2 million because of an improvement in financial results and lower taxes.

This information was presented by the Management Board of Flughafen Wien AG, Herbert Kaufmann, Christian Domany and Gerhard Schmid, at a press conference in Vienna on 25 August.

Consolidated Income Statement

T€	1-6/2005	1-6/2004	Change
Turnover	**196,019.5**	**194,855.7**	**0.6%**
Other operating income	13,544.2	8,659.9	56.4%
Operating income	**209,563.7**	**203,515.5**	**3.0%**
Cost of materials and services	-16,643.7	-13,993.0	18.9%
Personnel expenses	-87,972.4	-81,334.0	8.2%
Amortisation of intangible assets and depreciation of fixed assets	-26,551.8	-23,964.3	10.8%
Other operating expenses	-27,421.8	-29,829.4	-8.1%
Income before interest and taxes (EBIT)	**50,974.1**	**54,394.8**	**-6.3%**
Income from investments, excl. associates at equity	30.5	500.5	-93.9%
Net financing costs	1,071.2	4,395.2	-75.6%
Other income from financing activities	52.4	-4,915.2	-101.1%
Financial results, excl. associates at equity	1,154.1	-19.4	n.a.
Income from associates at equity	40,3	-643.0	-106.3%
Financial results	**1,194.4**	**-662.4**	**-280.3%**
Profit before tax (EBT)	**52,168.5**	**53,732.4**	**-2.9%**
Taxes on income	-12,949.0	-16,635.1	-22.2%
Net profit for the period	**39,219.5**	**37,097.3**	**5.7%**
Thereof minority interest	151.2	49.9	203.2%
Thereof parent company	**39,068.3**	**37,047.4**	**5.5%**
Earnings per share (in €)	1.86	1.76	5.7%

Status Report

The Development of Traffic

Vienna International Airport handled a total of 7,270,777 passengers during the first six months of 2005, which represents an increase of 7.3% or roughly 500,000 more travellers than in the comparable period of the previous year. This growth was supported by a number of factors: Vienna International Airport remains one of the market leaders in travel to Eastern Europe, which recorded a 10% increase in passenger volume for the reporting period. In addition, the number of passengers travelling to the Near East and Middle East rose by a sharp 41.3% during these six months. Low-cost carriers also remained a major driver for growth – an increase of 36.6% in the number of passengers carried by these airlines raised their share of total passenger volume from 10.1% in the comparable prior year period to 12.9% for the first six months of 2005. The number of transfers grew 1.7% to 2.4 million, and now represents roughly one-third of all passengers at Vienna International Airport.

Maximum take-off weight (MTOW) totalled 3.1 million tonnes for the first half of 2005, or 7.0% higher than in the comparable period of 2004. Cargo (air cargo and trucking) grew 7.9% to 105,995 tonnes, while flight movements increased 4.9% to 112,509.

Vienna International Airport

Financial, Asset and Capital Structure
The above-average decrease in current provisions during the first half of 2005 combined with an increase in liabilities during the comparable period of 2004 reduced net cash flow from operating activities by € 39.8 million to € 34.5 million. The twofold increase in capital expenditure to € 121.4 million increased cash outflows for investing activities by € 65.4 million to € 122.2 million. A € 60.5 million increase in borrowings during the first half of 2005 resulted in cash flow of € 18.5 million from financing activities. The first six months of 2004 show a minus of € 42.1 million, and no outside financing was used during prior periods. The dividend payment for 2004 reflected the 2003 distribution at € 42.0 million. In total, cash and cash equivalents fell € 68.5 million below the level at 31 December 2004 to € 39.5 million.

Corporate Spending
The largest investments made during the first half of 2005 include the construction of the Handling Center West (€ 18.1 mill.) and Air Cargo Center (€ 22.4 mill.) with a related collector system (€ 2.6 mill.), the air traffic control tower (€ 4.9 mill.), VIP and General Aviation Center (€ 5.8 mill.), expansion of the existing baggage handling facility (€ 4.0 mill.) and north-east apron (€ 10.4 mill.) as well as services for the Skylink project (€ 6.7 mill.), the addition of a storey to Car Park 3 (€ 6.7 mill.), construction of Car Park 6 (€ 4.6 mill.) and the expansion of a temporary check-in hall (€ 4.4 mill.).

Outlook
The positive development of traffic continued into July 2005. The number of passengers increased 9.5%, flight movements rose by 1.4% and MTOW showed a plus of 4.1%.

Three new airlines – China Airlines, Maersk and Korean Air – added Vienna to their schedules during the first half of 2005. The number of destinations rose from 152 in the prior year to 171. Beginning in September 2005 the Austrian Airlines Group will fly five-times per week to the Indian city of Mumbai.

The many construction projects at Vienna International Airport are continuing with steady momentum. In addition to the completion of the new VIP Center und General Aviation Center, work on Hangar 5 is scheduled for completion at the end of 2005. The construction of Car Park 7 started during the first half of 2005, and the addition of a storey to Car Park 3 was finished. Plans call for completion of the Air Cargo Center at the start of 2006. In March 2005 construction also began on the new north-east infrastructure building and north-east equipment storage facility. After extensive preparation (relocation of infrastructure, demolition, rerouting of traffic) construction will start on the expansion of the Skylink Terminal in October 2005, which should be completed during the last quarter of 2008.

For additional information contact:	Michael Kochwalter	(Tel. 01/7007-22300)
	Hans Mayer	(Tel. 01/7007-23000)
	Robert Dusek	(Tel. 01/7007-23126)

21/05 .... M/MY .... 25. August 2005